SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: April 10, 2014	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS MARCH 2014 AND 1Q14 REVENUE

Hsinchu, Taiwan, April 10, 2014 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company’’) (NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and testing services (“OSAT”), today reported its unaudited consolidated revenue for the month of March 2014 and first quarter ended March 31, 2014.

Revenue for the month of March 2014 was NT$1,740.0 million or US$57.1 million, an increase of 6.9% from the month of February 2014 and an increase of 7.9% from the same period in 2013. On a quarterly basis, revenue for the first quarter of 2014 was NT$4,989.0 million or US$163.8 million, an increase of 2.0% from the fourth quarter of 2013 and an increase of 12.9% from the same period in 2013. First quarter 2014 revenue came in at the high-end of the Company’s guidance, which called for revenue to be flat to up in the low single digits as compared to the fourth quarter of 2013, led by healthy demand from the LCD driver and memory market for both mobile applications and UHD TVs. All U.S. figures in this release are based on the exchange rate of NT$30.45 to US$1.00 as of March 31, 2014.

Consolidated Monthly Revenues (Unaudited)

	March 2014	February 2014	March 2013	MoM Change	YoY Change
Revenues (NT$ million)	1,740.0	1,627.3	1,612.3	6.9%	7.9%
Revenues (US$ million)	57.1	53.4	52.9	6.9%	7.9%

Consolidated Quarterly Revenues (Unaudited)

	First Quarter 2014	Fourth Quarter 2013	First Quarter 2013	QoQ Change	YoY Change
Revenues (NT$ million)	4,989.0	4,890.1	4,420.7	2.0%	12.9%
Revenues (US$ million)	163.8	160.6	145.2	2.0%	12.9%

ChipMOS’ March 2014 consolidated revenues included revenues of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., ThaiLin Semiconductor Corp. and MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and testing services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), is listed on Taiwan’s emerging stock board of the Gre Tai Securities Market under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.